FORM 4 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

 Filed pursuant to Section 16(a) of the Securities Exchange
      Act of 1934, Section 17(a) of the Public Utility
     Holding Company Act of 1935 or Section 30(f) of the
               Investment Company Act of 1940

1.   Name and Address of Reporting Person
 WETTREICH      MARK
 (Last)
(First)                                        (Middle)
2415 Midway Road, Ste. 121
(Street)
Carrollton
TX
75006
City)
(State)
(Zip)

2.   Issuer Name and Ticker or Trading Symbol

CAMELOT CORPORATION  CAML
3.  IRS or Social Security
     Number of Reporting
     Person (Voluntary)

4.  Statement for
     Month/Year
      10/98

5.  If Amendment,
     Date of Original
     (Month/Year)

6. Relationship of Reporting Person to Issuer (Check all applicable)

           __Director         _____10% Owner
     _____Officer (give       _____Other (specify
                              title                   below)
                               below)

 Table 1 - New-Derivative Securities Acquired, Disposed of,
                    or Beneficially Owned

1.  Title of Security  (Instr. 3)
Common Stock

2.   Transaction  Date (Month/Day/ Year)

3.   Transaction  Code  (Instr. 8)

4.  Securities Acquired (A)  or Disposed of (D)  (Instr. 3,4
and 5)

5.   Amount of Securities  Beneficially Owned at End of
  Month (Instr. 3 and 4)
           60,366  (I)


 6.  Ownership  Form: Direct (D) or Indirect (I)  (Instr. 4)
            (I)


7.  Nature  of Indirect Beneficial Ownership   (Instr. 4)
                See note


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 Table II - Derivative Securities Acquired, Disposed of, or
                     Beneficially Owned
     (e.g., puts, calls, warrants, options, convertible
                         securities)


1.   Title of Derivative Security  (Instr. 3)

 Options

2.   Conversion or Exercise Price of Derivative Security


3.   Transaction Date (Month/ Day/ Year)

4.   Transaction Code  (Instr. 8)


5.   Number of Derivative Securities Acquired (A) or
  Disposed of (D)  (Instr. 3,4, and 5)


6.   Date Exercisable and Expiration Date (Month/Day/Year)


7.   Title and Amount of Underlying Securities (Instr. 3 and
  4)
           Title                               Amount or
Number of Shares
 Common Shares      300,000


8.   Price  of Derivative Security (Instr.5).


9.   Number of Derivative Securities Beneficially Owned at
  End  of  Month  (Instr. 4)
                                      300,000     (I)


10.  Ownership Form of Derivative Security: Direct  (D) or
Indirect (I) (Instr. 4)
                              300,000     (I)


11.  Nature of Indirect Beneficial  Ownership  (Instr. 4)

             See note.
Explanation of Responses: The reporting person could be deemed to be part of a group though there is no agreement to act as such. The reporting person along with his mother and siblings own all the outstanding shares of Alexander Mark Capital, Ltd. ("AMC") which owns all the outstanding shares of AM Investments, Ltd. ("AMI") which owns 57,633 shares of the Issuer. They also own Alexander Mark Securities, Ltd. ("AMS") which owns 2,733 shares of the Issuer. The father of the reporting person is a Director of the Issuer, AMC, and AMI. The father of the reporting person owns options to purchase 300,000 shares of the Issuer. The reporting person disclaims any beneficial ownership in any shares not owned directly by it. Registrant effected a 1 for 40 Reverse Stock Split on all outstanding common shares and options effective July 15, 1997.

BY:  /S/ MARK WETTREICH
     MARK WETTREICH